(Celgene Corporation letterhead)

Via Edgar

July 21, 2016

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:                             Celgene Corporation

Form 10-K for the Fiscal Year Ended December 31, 2015

Filed February 11, 2016

Form 8-K dated April 28, 2016

Filed April 28, 2016

Form 8-K dated January 28, 2016

Filed January 28, 2016

File Number 001-34912

Dear Mr. Rosenberg:

We have received the comment letter addressed to Mr. Peter N. Kellogg, Executive Vice President and Chief Financial Officer of Celgene Corporation (“Celgene”), dated July 19, 2016 (the “Comment Letter”) relating to Celgene’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015 as well as Celgene’s Form 8-Ks filed on January 28, 2016 and April 28, 2016.  We are submitting this letter to confirm my conversation with your colleague, Mark Brunhofer, today regarding the timing of our response to your comments.  As discussed with Mr. Brunhofer, we anticipate providing a complete response by August 16, 2016.

Very truly yours,

/s/ Peter N. Kellogg

Peter N. Kellogg
Executive Vice President
Chief Financial Officer

cc:  Anthony Guzzo